SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release

GOL Introduces New Routes From Santos Dumont Airport

São Paulo, April 30, 2009 – GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), Brazil’s low-cost airline, announces that it has received approval from Anac, the Brazilian civil aviation authority, to operate regular flights from Santos Dumont airport (Rio de Janeiro) to Belo Horizonte (Confins airport), Brasília and Vitória.

“In addition to satisfying increasing demand from business travelers, these new routes will provide a wide variety of connections, especially in Confins and Brasília, to other Brazilian destinations in GOL’s network. This will allow for better distribution of schedules and more convenience, flexibility and comfort for our passengers,” says Wilson Maciel Ramos, vice president of planning and IT.

Flights to Vitória have begun with five daily frequencies, three of which operate Monday through Saturday, two other frequencies operate daily. One of the daily flights connects Santos Dumont airport and Manaus, after stopovers in Vitória and Brasília. This is the only daytime, nonstop flight between Vitória and Manaus. The second daily flight connects Santos Dumont and Manaus via Brasília, bringing the total connections between Rio de Janeiro and the Amazonas state capital to two in addition to existing daily connections between the Rio de Janeiro’s Galeão airport and Manaus.

Additionally, with these new flights, GOL offers the highest number of daily frequencies (four) between Brasília and Manaus, and is the only airline offering morning flights from Manaus to the midwest region.

Beginning May 4, 2009, GOL will launch direct flights from Santos Dumont airport to Belo Horizonte (Confins) and Brasília, two of the Company’s principal distribution hubs in Brazil, which will permit quick connections to city’s across the country, including Salvador, Cuiabá, Goiânia, Palmas, Belém, Recife, Macapá, Boa Vista, São Luis and Marabá.

Galeão

In addition to the new flights from Santos Dumont, GOL also offers several flight options between Galeão and Belo Horizonte, Brasília and Vitória. The Company offers six daily flights to Brasília, four daily flights to Confins (Belo Horizonte) and two daily flights to Vitória, though a third frequency will be available beginning May 15, 2009.

“We are committed to maintaining and improving the number of flights and options offered through Rio de Janeiro and are always working to provide additional connections to other domestic and international destinations through Galeão,” adds Ramos. “In fact, beginning in May, we will offer more than 140 daily nonstop flights to more than 20 destinations.”

CONTACT:
Investor Relations

Leonardo Pereira - CFO and IRO
Rodrigo Alves - IR Manager
Tel.: (11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ri

Corporate Communication
Tel.: (11) 2128-4413
comcorp@golnaweb.com.br

Media Relations
FSB Comunicações (Brasil)
Erica Arruda
Tel.: (11) 2128-4420
erica.arruda@fsb.com.br

Edelman (USA and Europe):
M. Smith and N. Dean
Tel.: 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com or
noelle.dean@edelman.com
About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s
low-cost airline, offers around 800 daily flights to 49 destinations that connect all the important cities in Brazil and ten major destinations in South America. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. The Company’s service is recognized as the best value proposition in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.